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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)



                             WORLD COLOR PRESS, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   981443-10-4
                                 (CUSIP Number)



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  981443-10-4                   13G            PAGE  2    OF  6   PAGES
         ---------------------                              -----    -----

   1.     Names of Reporting Persons
          S.S. or I.R.S. Identification No. of Above Persons

             KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

   2.     Check the Appropriate Box if a Member of a Group          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3.     SEC Use Only

          ---------------------------------------------------------------------

   4.     Citizenship or Place of Organization

             NEW YORK
          ---------------------------------------------------------------------

                        5.     Sole Voting Power
  Number of                       692,107
   Shares              --------------------------------------------------------
 Beneficially           6.     Shared Voting Power
  Owned By                        16,854,182
    Each               --------------------------------------------------------
  Reporting             7.     Sole Dispositive Power
 Person With                      692,107
                       --------------------------------------------------------
                        8.     Shared Dispositive Power
                                  16,854,182
                       --------------------------------------------------------

   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             17,546,289
          ---------------------------------------------------------------------

  10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares                                                         [   ]

          ---------------------------------------------------------------------

  11.     Percent of Class Represented by Amount in Row (9)

             52.0%
          ---------------------------------------------------------------------

  12.     Type of Reporting Person

             PN
          ---------------------------------------------------------------------

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ITEM 1.

         (A)      NAME OF ISSUER:

                           World Color Press, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           The Mill
                           340 Pemberwick Road
                           Greenwich, CT  06831

ITEM 2.

         (A)      NAME OF PERSONS FILING:

                           KKR Associates, L.P.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           c/o Kohlberg Kravis Roberts & Co.
                           9 West 57th Street
                           New York, New York 10019

         (C)      CITIZENSHIP:

                           New York

         (D)      TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $.01 per share

         (E)      CUSIP NUMBER:

                           981443-10-4

ITEM 3.  Not applicable.

ITEM 4.  OWNERSHIP

         (A)      AMOUNT BENEFICIALLY OWNED:

                           KKR Associates, L.P., a New York limited partnership, is the record owner of 692,107 shares of common stock of World Color Press, Inc. KKR Associates, L.P. is the sole general partner of each of APC Associates, L.P., a Delaware limited partnership, GR Associates, L.P., a Delaware limited partnership, WCP Associates, L.P., a Delaware limited partnership, and KKR Partners II, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of World Color Press, Inc. common stock beneficially owned by APC Associates, L.P., GR Associates, L.P., WCP

                               Page 3 of 6 pages.


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                      Associates, L.P. and KKR Partners II, L.P. As of December
                      31, 1996, (i) APC Associates, L.P. was the record owner of 4,457,079 shares of common stock of World Color Press, Inc.; (ii) GR Associates, L.P. was the record owner of 3,106,796 shares of common stock of World Color Press, Inc.; (iii) WCP Associates, L.P. was the record owner of 9,279,523 shares of common stock of World Color Press, Inc.; and (iv) KKR Partners II, L.P. was the record owner of 10,784 shares of common stock of World Color Press, Inc. Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of World Color Press, Inc. beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership.

         (B)      PERCENT OF CLASS:

                           52.0%

         (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or direct the vote:

                                    692,107

                  (ii)     Shared power to vote or to direct the vote:

                                    16,854,182

                  (iii) Sole power to dispose or to direct the disposition of:

                                    692,107

                  (iv) Shared power to dispose or to direct the disposition of:

                                    16,854,182

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


                               Page 4 of 6 pages.


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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.          CERTIFICATION

                  Not applicable.


                               Page 5 of 6 pages.


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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997


                                    KKR ASSOCIATES, L.P.


                                    By: /s/ Edward A. Gilhuly
                                       -------------------------------------
                                         Name:   Edward A. Gilhuly
                                         Title:  General Partner



                               Page 6 of 6 pages.